UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
_____________________________________
(Mark one)
☒    Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2013.

OR

☐    Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395
______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:
NCR Corporation

3097 Satellite Boulevard, Duluth Georgia 30096

NCR Savings Plan
Index
December 31, 2013 and 2012

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
NCR Savings Plan:

In our opinion, the accompanying Statements of Net Assets Available For Benefits and the related Statement of Changes in Net Assets Available For Benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 19, 2014

NCR Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2013 and 2012

	December 31,
	2013	2012
Assets
Investments, at fair value	$1,153,099,002	$1,110,219,705
Contributions receivable:
Participants	945,617	806,494
Employer	—	214,535
Notes receivable from participants	12,388,043	12,996,363
Due from broker for securities sold	749,227	869,303
Total assets	1,167,181,889	1,125,106,400
Liabilities
Due to broker for securities purchased	199,693	823,133
Accrued expenses	654,063	400,246
Total liabilities	853,756	1,223,379
Net assets available for benefits	$1,166,328,133	$1,123,883,021

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$167,162,663
Dividends	1,863,416
Interest	1,390
Total investment income	169,027,469
Contributions
Participant	54,363,429
Employer, net of forfeitures	9,831,929
Total contributions	64,195,358
Interest on notes receivable from participants	567,106
Total additions	233,789,933
Deductions from net assets attributed to:
Benefits paid to participants	188,310,761
Administrative expenses	3,034,060
Total deductions	191,344,821
Net increase	42,445,112
Net assets available for benefits
Beginning of year	1,123,883,021
End of year	$1,166,328,133

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of the Plan
General
The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR”, “Employer”, or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.
The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan covers substantially all U.S. employees of the Company and its domestic subsidiaries, except for employees covered by a collective bargaining agreement unless there is an agreement making the Plan available to eligible employees in a collective bargaining unit.
The terms of the Plan described below are applicable to the majority of participants. Different terms are applicable for a small group of participants in the Plan due to the mergers of legacy 401(k) plans into the Plan. While terms of participants may vary slightly from the terms described below, all participants have substantially the same benefits and requirements.
For a complete description of the Plan, participants should refer to the Plan Document.
Contributions and Funding
For 2012, all eligible employees of the Company could defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. For 2013, the after-tax option was replaced with a Roth 401(k) option for US employees, and the after-tax option remained in place for Puerto Rico employees. Participants could elect to contribute up to 50 percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s base salary. Annual tax-deferred contributions per participant for the 2013 Plan year were limited to $17,500.

If compensation in 2012 is less than $115,000 (for the 2013 limits)	If compensation in 2012 is equal to or greater than $115,000 (for the 2013 limits)
Pre-tax maximum: 50%	Pre-tax maximum: up to 13%
Roth after-tax maximum: 50%	Roth after-tax maximum: up to 13%
Total maximum: 50%	Total maximum: up to 13%

In 2012, the Company matched employee contributions by contributing 50 cents for each dollar of employee contributions, up to the first 4% of eligible pay. Effective April 1, 2013 customer engineers, retail technicians, or territory technical specialists who earned less than a prescribed amount of compensation with NCR during the prior calendar year (for 2013, the limit is $115,000 for 2012 compensation) the Company matched 50 cents for each dollar of employee contributions up to the first 7% of eligible pay.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

For 2012 and 2013, for non-unionized Puerto Rico employees, the Company matched 25 cents for each dollar of employee contributions up to the first 6% of eligible pay. For unionized Puerto Rico employees, the Company matched 25 cents for each dollar of employee contributions up to the first 10% of eligible pay.
In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the Plan allows employees aged 50 and older to elect to make an additional $5,500 catch-up contribution during the 2013 Plan year or up to 60% of their eligible compensation.
Participants direct their contributions, as well as the Company’s matching contributions, into various investment strategies, market index and Common Collective Trust funds, and the NCR Unitized Stock Fund which invests primarily in the Company’s common stock. The investment strategies are comprised of a combination of mutual funds, separately managed accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance.
In March 2012, the Plan’s investment options changed to include several new options as well as to discontinue the Fidelity Mutual Fund Window and to cease future contributions into the NCR Unitized Stock Fund.

The NCR Unitized Stock Fund was liquidated on March 14, 2013 and the cash from the liquidation was reinvested into several of the remaining investments within the Plan.

Vesting and Forfeitures
Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning on the participant’s hire date. Participants are fully vested in their account balance after five years of service.
Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During 2013, forfeitures used to offset Company matching contributions were $1,426,876. As of December 31, 2013 and 2012 $9,830 and $20,030 in forfeitures, respectively, were available to reduce future Company matching contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, and an allocation of Company contributions and Plan earnings. Plan earnings are allocated based on participants’ account balances and individual investments that make up those balances. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Participants may withdraw any employee tax-deferred contributions or Roth 401(k) contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant's accounts and bear interest at a fixed rate based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. Generally, the term of the loan may be between one and five years. However, there are certain loans which were merged into the Plan and have a maximum term of ten years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount. Loans at December 31, 2013 bear interest at rates ranging from 4.25% to 10.50% and are due at various dates through September 23, 2019. Loans are repaid through payroll deductions.
Withdrawals and Benefits
Participants may withdraw vested balances upon reaching the age of 59 and 1/2, or upon a participant’s termination or disability. A participant's beneficiary shall be eligible to receive a distribution of the participant's account upon death of the participant. Hardship withdrawals, as defined by the Plan, may be made from all employee contributions at any time subject to approval by the Plan’s Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Terminated participants with more than $1,000 in 2012 and $5,000 in 2013 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the Plan until reaching the above noted retirement age, death and/or disability. Terminated participants with vested benefits greater than $1,000 but less than $5,000 have 45 days to elect to receive a lump-sum payment or quarterly installment payments. If no election is made within 45 days, their vested balances will be rolled over to an individual retirement account.
Termination of the Plan
The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) be used for the exclusive benefit of the participants, the former participants and the beneficiaries.
Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment.
Plan Amendments
In 2012, the Plan was amended to allow beneficiary designations of persons, trusts or organizations and allows these designations to be made electronically or in writing. Also, the amendments allow all compensation earned during a Plan year to be taken into account in applying the Section 417 of the Internal Revenue Code (the "Code") limit on Compensation to maximize Plan benefits. Additionally, the amendment continues a hardship suspension for any participant in a merging Plan.

The Plan was also amended to allow employees of the sponsors of the First Level Technology, LLC 401(k) Plan, Radiant and Texas Digital 401(k) Plans and InfoAmerica USA 401(k) Plan to participate in the Plan and recognizes prior service with these companies for purposes of vesting under the Plan.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

In 2013, the Plan was amended to increase the Company match for a certain population of employees. For more information see Contributions and Funding section in Note 1, "Description of the Plan". In addition, the Plan was amended to provide automatic lump sum distributions to participants who terminate with vested account balances of less than $1,000 and automatic rollover distributions to participants who terminate with vested account balances of more than $1,000 but less than $5,000.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in money market funds are short term investments valued at the net asset value ("NAV") comprised of various marketable instruments with maturities averaging ninety days or less. The underlying securities in these funds are quoted in active markets. Investments in mutual funds are valued at the NAV of shares held by the Plan. Investments in common collective trust funds include various index funds. The fair values of the Plan’s interest in the index funds are based on the NAVs reported by the fund managers as of the financial statement dates. The index funds provide for daily redemptions by the Plan at reported NAVs with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for these investments within the index funds are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. Common stock is valued at the closing price reported on the active market on which the security is traded. All the common collective trust funds have daily liquidity and are not subject to any redemption restrictions at the measurement date. The funds have different trading terms varying from one to three days. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

The Plan presents in its Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in fair value of investments, which consists of the realized gains and losses as well as the unrealized gains and losses on those investments.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Notes Receivable from Participants
Notes receivable from participants are valued at their outstanding balances, plus accrued but unpaid interest.

Due to and from broker for securities purchased and sold
These items are primarily pending security settlements.

Plan Expenses
All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee and investment advisory fees. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.
Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.
Rollover Contributions
Participant rollover contributions totaling $14,921,285 from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

3.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2013	2012
NTGI-QM Aggregate Bond Fund
337,496 and 387,994 shares, respectively	$159,750,481	$187,680,215
Pyramis Select Intl. Equity Fund
420,241 and 462,302 shares, respectively	$69,293,500	$62,105,711
NTGI-QM S&P 500 Equity Fund
22,517 and 24,161 shares, respectively	$130,816,623	$105,971,805
LifePath Index 2020 Non-Lendable Fund F
5,254,201 and 6,095,930 shares, respectively	$94,822,041	$99,729,417
LifePath Index 2025 Non-Lendable Fund F
6,027,395 and 6,328,995 shares, respectively	$114,633,212	$107,086,588
LifePath Index 2030 Non-Lendable Fund F
4,299,589 and 4,401,260 shares, respectively	$85,274,173	$76,405,878
LifePath Index 2035 Non-Lendable Fund F
3,264,471 and 3,213,169 shares, respectively	$67,325,803	$57,162,273
* NTGI - QM Russell 2000 Fund
46,979 and 38,645 shares, respectively	$71,905,111	$42,492,824

* Fund did not exceed the 5% threshold in 2012

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $167,162,663 as follows:

Year Ended December 31, 2013

Common stock	$30,276,962
Common collective trust funds	134,278,743
Employer common stock fund	2,606,958
$167,162,663
Fair Value Measurements
The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in its principal market. In accordance with Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, these measurements are classified and prioritized into a hierarchy framework by the inputs to valuation techniques used to perform the fair value calculation. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2        Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Money Market Funds — On a daily basis the fund’s NAV is calculated using the amortized cost of the securities held in the fund and are classified within Level 2 in the fair value hierarchy tables below.

Mutual funds — Valued at the net asset value NAV of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Common stock and Employer common stock — Valued at the closing price reported on the active markets on which the securities are traded and is classified within Level 1 in the fair value hierarchy tables below.

Common collective trust funds — Valued at the NAV of shares held by the Plan.   The collective trust fund information is reported at the lowest level to the Plan using the audited financial statements of each fund and, as described above, is included in Level 2 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan's investment assets at fair value as of December 31, 2013 and 2012.  As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value assessment.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Money market fund	$—	$49,129,502	$49,129,502
Collective trusts - Equity	—	331,844,023	331,844,023
Collective trusts - Bonds	—	159,750,481	159,750,481
Collective trusts - Target Date Funds	—	488,818,400	488,818,400
Common stocks:
Automobiles & components	3,579,758	—	3,579,758
Banks	8,605,876	—	8,605,876
Capital goods	10,909,222	—	10,909,222
Commercial & professional services	2,099,991	—	2,099,991
Consumer durables & apparel	5,156,430	—	5,156,430
Diversified financials	6,930,030	—	6,930,030
Energy	6,086,067	—	6,086,067
Food & staples retailing	2,293,526	—	2,293,526
Food beverage & tobacco	6,306,780	—	6,306,780
Health care equipment & services	7,511,720	—	7,511,720
Hotels restaurants & leisure	4,641,995	—	4,641,995
Household & personal products	3,364,514	—	3,364,514
Insurance	7,132,989	—	7,132,989
Materials	5,078,610	—	5,078,610
Media	3,820,183	—	3,820,183
Pharmaceuticals	6,743,974	—	6,743,974
Real estate	2,398,888	—	2,398,888
Retailling	5,399,423	—	5,399,423
Semiconductors	2,344,601	—	2,344,601
Software & services	9,726,064	—	9,726,064
Technology, hardware & equipment	5,820,499	—	5,820,499
Telecommunication services	1,676,607	—	1,676,607
Transportation	4,339,743	—	4,339,743
Utilities	1,589,106	—	1,589,106
Total common stocks	123,556,596	—	123,556,596

Total investment assets at fair value	$123,556,596	$1,029,542,406	$1,153,099,002

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Money market fund	$—	$50,875,932	$50,875,932
Common collective trust funds - Equity	—	268,831,233	268,831,233
Common collective trust funds - Bonds	—	187,680,215	187,680,215
Common collective trust funds - Target Date Funds	—	462,473,348	462,473,348
Common stocks:
Automobiles & components	3,935,384	—	3,935,384
Banks	8,705,460	—	8,705,460
Capital goods	10,485,356	—	10,485,356
Commercial services & supplies	2,680,789	—	2,680,789
Consumer durables & apparel	2,392,647	—	2,392,647
Diversified financials	7,220,062	—	7,220,062
Energy	9,349,222	—	9,349,222
Food & staples retailing	591,967	—	591,967
Food beverage & tobacco	1,699,859	—	1,699,859
Health care equipment & services	4,320,432	—	4,320,432
Hotels restaurants & leisure	3,508,025	—	3,508,025
Household & personal products	1,310,654	—	1,310,654
Insurance	6,074,829	—	6,074,829
Materials	5,834,799	—	5,834,799
Media	2,989,667	—	2,989,667
Other	1,633,068	—	1,633,068
Pharmaceuticals	6,442,392	—	6,442,392
Real estate	3,030,493	—	3,030,493
Retailling	3,404,745	—	3,404,745
Semiconductors	3,467,431	—	3,467,431
Software & services	8,032,336	—	8,032,336
Technology, hardware & equipment	6,270,435	—	6,270,435
Telecommunication services	916,200	—	916,200
Transportation	2,598,293	—	2,598,293
Utilities	457,462	—	457,462
Total common stocks	107,352,007	—	107,352,007

Employer common stock	33,006,970	—	33,006,970
Total investment assets at fair value	$140,358,977	$969,860,728	$1,110,219,705

There were no transfers of investment assets between Level 1 and 2 of the fair value hierarchy during the year ended December 31, 2013. There were no Level 3 investments held by the Plan on December 31, 2013 or 2012.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

The following table summarizes investments in common collective trust funds as of December 31, 2013 and 2012, respectively.

As of December 31, 2013		Unfunded	Redemption	Redemption
Name	Fair Value	Commitments	Frequency	Notice Period
NTGI-QM S&P 500 Equity Fund	130,816,623	N/A	Daily	N/A
NTGI-QM Aggregate Bond Fund	159,750,481	N/A	Daily	N/A
NTGI-QM Russell 2000 Fund	71,905,111	N/A	Daily	N/A
NTGI-QM EAFE Index Fund	32,929,303	N/A	Daily	N/A
Pyramis Small/Mid Cap Core Fund	26,899,486	N/A	Daily	N/A
Pyramis Select Intl. Equity Fund	69,293,500	N/A	Daily	N/A
LifePath Index Retirement Non-Lendable Fund F	29,924,091	N/A	Daily	N/A
LifePath Index 2015 Non-Lendable Fund F	28,919,098	N/A	Daily	N/A
LifePath Index 2020 Non-Lendable Fund F	94,822,041	N/A	Daily	N/A
LifePath Index 2025 Non-Lendable Fund F	114,633,212	N/A	Daily	N/A
LifePath Index 2030 Non-Lendable Fund F	85,274,173	N/A	Daily	N/A
LifePath Index 2035 Non-Lendable Fund F	67,325,803	N/A	Daily	N/A
LifePath Index 2040 Non-Lendable Fund F	37,406,285	N/A	Daily	N/A
LifePath Index 2045 Non-Lendable Fund F	17,448,080	N/A	Daily	N/A
LifePath Index 2050 Non-Lendable Fund F	13,065,617	N/A	Daily	N/A

As of December 31, 2012		Unfunded	Redemption	Redemption
Name	Fair Value	Commitments	Frequency	Notice Period
NTGI-QM S&P 500 Equity Fund	105,971,805	N/A	Daily	N/A
NTGI-QM Aggregate Bond Fund	187,680,215	N/A	Daily	N/A
NTGI-QM Russell 2000 Fund	42,492,824	N/A	Daily	N/A
NTGI-QM EAFE Index Fund	26,705,284	N/A	Daily	N/A
Pyramis Small/Mid Cap Core Fund	31,555,609	N/A	Daily	N/A
Pyramis Select Intl. Equity Fund	62,105,711	N/A	Daily	N/A
LifePath Index Retirement Non-Lendable Fund F	37,921,625	N/A	Daily	N/A
LifePath Index 2015 Non-Lendable Fund F	35,604,201	N/A	Daily	N/A
LifePath Index 2020 Non-Lendable Fund F	99,729,417	N/A	Daily	N/A
LifePath Index 2025 Non-Lendable Fund F	107,086,588	N/A	Daily	N/A
LifePath Index 2030 Non-Lendable Fund F	76,405,878	N/A	Daily	N/A
LifePath Index 2035 Non-Lendable Fund F	57,162,273	N/A	Daily	N/A
LifePath Index 2040 Non-Lendable Fund F	29,656,897	N/A	Daily	N/A
LifePath Index 2045 Non-Lendable Fund F	11,770,622	N/A	Daily	N/A
LifePath Index 2050 Non-Lendable Fund F	7,135,847	N/A	Daily	N/A

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

4.	Related Party Transactions
Related party transactions during the year consisted of loans made to participants and investments in NCR common stock along with investments in funds offered by Pyramis Global Advisors (“Pyramis”), a wholly owned subsidiary of Fidelity Management and Research Company, and by other affiliates of the Plan trustee, Fidelity Management Trust Company. The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. The sales of investments in NCR common stock during the year ended December 31, 2013 totaled $35,615,855. There were no purchases in NCR common stock during the year ended December 31, 2013. Purchases and sales of investments managed by Pyramis during the year ended December 31, 2013 totaled $46,839,457 and $67,260,976 respectively. The Company also provides certain administrative, accounting and recordkeeping services to the Plan for which it is not compensated. None of these related party transactions are prohibited transactions as defined under ERISA.

5.	Tax Status
The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service (“IRS”) as to the qualified status of the Plan under Section 401(a) of the Code. The Plan has been amended since the determination was made and an application for a new determination letter was filed on January 31, 2011. To date, a new letter of determination has not yet been received. However, the Plan Administrator and the Plan’s tax counsel believe this Plan is currently designed and being operated in accordance with applicable sections of the Code and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.
Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NCR Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

6.	Subsequent Events
The Company has evaluated subsequent events through the date that the NCR Savings Plan Financial Statements were issued. Except as described below, no matters were identified that require adjustment or additional disclosure.

Effective January 1, 2014, the Plan was amended to change the percentage of Company match contributions and also limit the annual dollar amount of these contributions for certain Plan participants. Also, the Plan was amended to adjust the timing of when the Company match will be made. Participants should refer to the Plan Document, as amended, for a complete description of the Plan.

Effective January 15, 2014, the Retalix USA Inc. Retirement Savings Plan merged into the Plan. The total amount of assets transferred as of the merger date was $57,823,163. The key provisions of the Plan were not impacted by this merger.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**
Year Ended December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	NTGI-QM S&P 500 Equity Fund	Common Collective Trust Fund		$130,816,623
	NTGI-QM Aggregate Bond Fund	Common Collective Trust Fund		159,750,481
	NTGI-QM Russell 2000 Fund	Common Collective Trust Fund		71,905,111
	NTGI-QM EAFE Index Fund	Common Collective Trust Fund		32,929,303
*	Pyramis Small/Mid Cap Core Fund	Common Collective Trust Fund		26,899,486
*	Pyramis Select Intl. Equity Fund	Common Collective Trust Fund		69,293,500
	LifePath Index Retirement Non-Lendable Fund F	Common Collective Trust Fund		29,924,090
	LifePath Index 2015 Non-Lendable Fund F	Common Collective Trust Fund		28,919,098
	LifePath Index 2020 Non-Lendable Fund F	Common Collective Trust Fund		94,822,041
	LifePath Index 2025 Non-Lendable Fund F	Common Collective Trust Fund		114,633,212
	LifePath Index 2030 Non-Lendable Fund F	Common Collective Trust Fund		85,274,173
	LifePath Index 2035 Non-Lendable Fund F	Common Collective Trust Fund		67,325,803
	LifePath Index 2040 Non-Lendable Fund F	Common Collective Trust Fund		37,406,285
	LifePath Index 2045 Non-Lendable Fund F	Common Collective Trust Fund		17,448,081
	LifePath Index 2050 Non-Lendable Fund F	Common Collective Trust Fund		13,065,617
				980,412,904

	AAR CORP	COMMON STOCKS		310,911
	ABBOTT LABORATORIES	COMMON STOCKS		1,203,562
	ACCENTURE PLC CL A	COMMON STOCKS		386,434
	ADECCO SA (UNITARY REGD)	COMMON STOCKS		300,745
	AIA GROUP LTD	COMMON STOCKS		266,882
	AIRBUS GROUP NV	COMMON STOCKS		644,166
	AIRCASTLE LTD	COMMON STOCKS		323,804
	ALCATEL-LUCENT	COMMON STOCKS		614,132
	ALLERGAN INC	COMMON STOCKS		1,288,528
	ALLIANT TECHSYSTEMS INC	COMMON STOCKS		401,544
	ALLIANZ SE (REGD)	COMMON STOCKS		988
	ALON USA ENERGY INC	COMMON STOCKS		203,442
	ALTRIA GROUP INC	COMMON STOCKS		1,074,406
	AMERICAN EQY INVT LIFE HLD CO	COMMON STOCKS		255,886
	AMERICAN EXPRESS CO	COMMON STOCKS		689,548
	AMERICAN FINL GROUP INC OHIO	COMMON STOCKS		253,968
	AMERICAN RAILCAR INDS INC	COMMON STOCKS		164,700
	AMERISOURCEBERGEN CORP	COMMON STOCKS		892,937
	AMKOR TECHNOLOGY INC	COMMON STOCKS		236,618
	AMPCO-PITTSBURG CORP	COMMON STOCKS		77,800
	ANHEUSER BUSCH INBEV NV	COMMON STOCKS		193,123
	ANWORTH MTG ASSET CORP	COMMON STOCKS		128,271
	ASHFORD HOSPITALITY PRIME INC	COMMON STOCKS		93,075
	ASHFORD HOSPITALITY TR INC	COMMON STOCKS		214,200
	ASML HOLDING NV (EURO)	COMMON STOCKS		230,730
	ASPEN INSURANCE HLDGS LTD	COMMON STOCKS		156,978
	ASSOCIATED BANC CORP	COMMON STOCKS		224,460
	AVISTA CORP	COMMON STOCKS		321,366
	AXA SA	COMMON STOCKS		771,419
	BANCO LATINOAMERICANO COME-E	COMMON STOCKS		367,062
	BANK MANDIRI (PERSERO) PT	COMMON STOCKS		481
	BANKINTER SA	COMMON STOCKS		276,476
	BAYER AG	COMMON STOCKS		284,152
	BED BATH & BEYOND INC	COMMON STOCKS		626,340

BENCHMARK ELECTRONICS INC	COMMON STOCKS	219,260
BERKSHIRE HILLS BANCORP INC	COMMON STOCKS	190,890
BIG LOTS INC	COMMON STOCKS	171,137
BIO REFERENCE LABS INC	COMMON STOCKS	104,714
BIOGEN IDEC INC	COMMON STOCKS	2,278,004
BLACK BOX CORPORATION	COMMON STOCKS	194,285
BLACKROCK KELSO CAPITAL CORP	COMMON STOCKS	201,390
BORGWARNER INC	COMMON STOCKS	1,113,056
BRANDYWINE REALTY TRUST	COMMON STOCKS	284,618
BRINKER INTERNATIONAL INC	COMMON STOCKS	217,798
BRINKS CO	COMMON STOCKS	34,140
BRITISH LAND CO PLC	COMMON STOCKS	401
CACI INTERNATIONAL INC CL A	COMMON STOCKS	270,914
CALAMOS ASSET MGMT INC CL A	COMMON STOCKS	131,424
CAPITAL ONE FINANCIAL CORP	COMMON STOCKS	1,109,849
CAPSTEAD MORTGAGE CORP	COMMON STOCKS	173,460
CATO CORP CL A	COMMON STOCKS	124,215
CBL & ASSOCIATES PPTYS INC	COMMON STOCKS	167,486
CBS CORP CL B	COMMON STOCKS	1,231,668
CEC ENTERTAINMENT INC	COMMON STOCKS	230,256
CHEMICAL FINANCIAL CORP	COMMON STOCKS	142,515
CHINA LONGYUAN POWER GROUP H	COMMON STOCKS	226,744
CIGNA CORP	COMMON STOCKS	1,135,141
COCA COLA CO	COMMON STOCKS	1,156,680
COGNIZANT TECH SOLUTIONS CL A	COMMON STOCKS	1,145,113
COLGATE-PALMOLIVE CO	COMMON STOCKS	1,049,881
COLUMBUS MCKINNON CORP NY	COMMON STOCKS	124,844
COMMONWEALTH REIT	COMMON STOCKS	254,079
COMMUNITY TRUST BANCORP INC	COMMON STOCKS	200,112
COMPASS GROUP PLC	COMMON STOCKS	107,046
COMTECH TELECOMMUNICATIONS NEW	COMMON STOCKS	132,384
CONOCOPHILLIPS	COMMON STOCKS	1,054,946
CONSOLIDATED GRAPHICS INC	COMMON STOCKS	303,480
CONVERGYS CORP	COMMON STOCKS	388,424
COOPER TIRE & RUBBER COMPANY	COMMON STOCKS	144,240
COPA HOLDINGS SA CL A	COMMON STOCKS	507,549
COSTCO WHOLESALE CORP	COMMON STOCKS	606,951
COVIDIEN PLC	COMMON STOCKS	160,716
CSG SYSTEMS INTL INC	COMMON STOCKS	455,700
CSR CORP LTD H	COMMON STOCKS	169,779
CSS INDUSTRIES INC	COMMON STOCKS	266,724
CURTISS WRIGHT CORPORATION	COMMON STOCKS	136,906
CVS CAREMARK CORP	COMMON STOCKS	1,102,178
DAIMLER AG (GERW)	COMMON STOCKS	449,012
DELUXE CORP	COMMON STOCKS	224,417
DIGITAL GARAGE INC	COMMON STOCKS	210,211
DILLARDS INC CL A	COMMON STOCKS	184,813
DISCOVER FIN SVCS	COMMON STOCKS	1,086,549
DYNEX CAP INC	COMMON STOCKS	215,847
EAST WEST BANCORP INC	COMMON STOCKS	199,329
EASYJET PLC	COMMON STOCKS	746,783
EBAY INC	COMMON STOCKS	1,042,910
EMC CORP	COMMON STOCKS	259,045
ENERGY XXI (USA)	COMMON STOCKS	178,596
ENNIS INC	COMMON STOCKS	254,880
ENTEGRIS INC	COMMON STOCKS	90,480
EOG RESOURCES INC	COMMON STOCKS	999,487
EPL OIL & GAS INC	COMMON STOCKS	168,150

ESTEE LAUDER COS INC CL A	COMMON STOCKS	1,197,588
FEDERAL AGRI MTG NON VTG CL C	COMMON STOCKS	133,575
FIRST SOURCE CORP	COMMON STOCKS	229,968
FLEETCOR TECHNOLOGIES INC	COMMON STOCKS	1,046,562
FLUSHING FINANCIAL CORP	COMMON STOCKS	215,280
FNB CORP PA	COMMON STOCKS	78,244
FOOT LOCKER INC	COMMON STOCKS	1,102,304
FRANKLIN RESOURCES INC	COMMON STOCKS	462,553
FRESH DEL MONTE PRODUCE INC	COMMON STOCKS	271,680
FTD COS INC	COMMON STOCKS	126,410
FUJI HEAVY INDUSTRIES LTD	COMMON STOCKS	440,898
GALAXY ENT GROUP LTD	COMMON STOCKS	717,537
GEA GROUP AG	COMMON STOCKS	347,094
GENCO SHIPPING & TRADING LTD	COMMON STOCKS	10,000
GENERAL ELECTRIC CO	COMMON STOCKS	1,364,475
GILEAD SCIENCES INC	COMMON STOCKS	1,390,275
GLATFELTER	COMMON STOCKS	147,022
GOOGLE INC A	COMMON STOCKS	1,923,138
GREATBATCH INC	COMMON STOCKS	145,992
GRUPO TELEVISA (CPO) SPON ADR	COMMON STOCKS	238,626
HAWAIIAN HLDGS INC	COMMON STOCKS	359,199
HAYS PLC	COMMON STOCKS	345,960
HELMERICH & PAYNE INC	COMMON STOCKS	1,118,264
HILL-ROM HOLDINGS INC	COMMON STOCKS	111,618
HI-TECH PHARMACAL INC	COMMON STOCKS	26,034
HOME DEPOT INC	COMMON STOCKS	1,046,541
HORACE MANN EDUCATORS CORP	COMMON STOCKS	451,022
HOSPITALITY PROPERTY TR REIT	COMMON STOCKS	281,112
HUNTINGTON BANCSHARES INC	COMMON STOCKS	221,160
HURON CONSULTING GROUP INC	COMMON STOCKS	188
HYSTER-YALE MATRS	COMMON STOCKS	372,640
IMATION CORP	COMMON STOCKS	44,460
IMI PLC ORD	COMMON STOCKS	356,424
INGERSOLL RAND PLC	COMMON STOCKS	246,400
INGLES MARKETS INC-CL A	COMMON STOCKS	300,810
INGREDION INC	COMMON STOCKS	268,632
INNOSPEC INC	COMMON STOCKS	101,684
INTERCONTINENTAL HOTELS GP PLC	COMMON STOCKS	267,841
INTERNATIONAL BANCSHARES CORP	COMMON STOCKS	197,925
INTUIT INC	COMMON STOCKS	1,087,560
INVESCO LTD	COMMON STOCKS	440,440
IRIDIUM COMMUNICATIONS INC	COMMON STOCKS	118,940
ISUZU MOTORS LTD	COMMON STOCKS	204,938
ITAU UNIBANCO HLDG SA SPON ADR	COMMON STOCKS	44
JAZZ PHARMA PLC	COMMON STOCKS	382,211
JOHNSON CONTROLS INC	COMMON STOCKS	733,102
JOURNAL COMMUNICATIONS INC A	COMMON STOCKS	94,962
JUNIPER NETWORKS INC	COMMON STOCKS	771,894
KADANT INC	COMMON STOCKS	182,340
KANAMOTO CO LTD	COMMON STOCKS	215,749
KINDRED HEALTHCARE INC	COMMON STOCKS	329,658
KOITO MANUFACTURING CO LTD	COMMON STOCKS	242,037
KROTON EDUCACIONAL SA	COMMON STOCKS	437,655
KUBOTA CORP	COMMON STOCKS	305,493
LAND SECURITIES GROUP PLC	COMMON STOCKS	1,263
LEXMARK INTERNATIONAL INC CL A	COMMON STOCKS	298,368
LIBERTY GLOBAL PLC CL A	COMMON STOCKS	97,889
LIBERTY GLOBAL PLC CL C	COMMON STOCKS	770,685

LINCOLN NATIONAL CORP	COMMON STOCKS	1,151,539
LLOYDS BANKING GROUP PLC	COMMON STOCKS	481,154
LYONDELLBASELL INDS CLASS A	COMMON STOCKS	1,098,792
MAGELLAN HLTH SERVICES INC	COMMON STOCKS	149,775
MAIDEN HLDGS LTD	COMMON STOCKS	152,352
MAINSOURCE FINACIAL GROUP INC	COMMON STOCKS	306,510
MCDERMOTT INTL INC	COMMON STOCKS	158,468
MCKESSON CORP	COMMON STOCKS	620,498
MELCO CROWN ENTERTNMT LTD ADR	COMMON STOCKS	576,534
MFA FINANCIAL INC	COMMON STOCKS	229,416
MICHAEL KORS HOLDINGS LTD	COMMON STOCKS	1,638,252
MICROCHIP TECHNOLOGY	COMMON STOCKS	1,189,231
MITSUBISHI UFJ FINL GRP INC	COMMON STOCKS	641,214
MONDELEZ INTERNATIONAL INC	COMMON STOCKS	1,187,240
MONSANTO CO NEW	COMMON STOCKS	1,212,120
MONTPELIER RE HOLDINGS LTD	COMMON STOCKS	414,995
MYERS INDUSTRIES	COMMON STOCKS	154,833
MYRIAD GENETICS INC	COMMON STOCKS	71,332
NACCO INDUSTRIES INC CL A	COMMON STOCKS	192,789
NATIONAL AUSTRALIA BANK LTD	COMMON STOCKS	229,516
NAVIGANT CONSULTING INC	COMMON STOCKS	140,160
NEENAH PAPER INC	COMMON STOCKS	337,883
NELNET INC CL A	COMMON STOCKS	396,116
NESTLE SA (REG)	COMMON STOCKS	2,628
NEWPARK RESOURCES INC	COMMON STOCKS	165,915
NIELSEN HOLDINGS BV	COMMON STOCKS	55,068
NIKE INC CL B	COMMON STOCKS	1,241,669
NN INC	COMMON STOCKS	177,672
NORTHROP GRUMMAN CORP	COMMON STOCKS	1,268,160
NOVARTIS AG (REG)	COMMON STOCKS	1,686
NXP SEMICONDUCTORS NV	COMMON STOCKS	344,475
OCCIDENTAL PETROLEUM CORP	COMMON STOCKS	1,158,454
OFG BANCORP	COMMON STOCKS	224,718
OLD NATIONAL BANCORP (IND)	COMMON STOCKS	221,328
OLIN CORP	COMMON STOCKS	409,670
OMEGA PROTEIN CORP	COMMON STOCKS	130,274
OMRON CORP	COMMON STOCKS	423,436
ORBITAL SCIENCES CORP	COMMON STOCKS	88,540
ORIX CORP	COMMON STOCKS	482,314
PARKER DRILLING CO	COMMON STOCKS	273,981
PDL BIOPHARMA INC	COMMON STOCKS	111,408
PENNSYLVANIA RE INVSTMENT TR	COMMON STOCKS	132,860
PEPSICO INC	COMMON STOCKS	1,093,948
PHARMERICA CORP	COMMON STOCKS	350,450
PHH CORP	COMMON STOCKS	97,400
PHILIP MORRIS INTL INC	COMMON STOCKS	699,043
PHOTOMEDEX INC	COMMON STOCKS	101,010
PNC FINANCIAL SERVICES GRP INC	COMMON STOCKS	1,075,647
POPULAR INC	COMMON STOCKS	330,395
PORTLAND GENERAL ELECTRIC CO	COMMON STOCKS	198,088
PRICELINE.COM INC	COMMON STOCKS	714,876
PROCTER & GAMBLE CO	COMMON STOCKS	1,033,907
PROSIEBEN SAT.1 MEDIA AG	COMMON STOCKS	468,013
PROTECTIVE LIFE CORP	COMMON STOCKS	369,818
PROVIDENT FINANCIAL HLDGS INC	COMMON STOCKS	111,000
PRUDENTIAL FINANCIAL INC	COMMON STOCKS	1,135,228
PRUDENTIAL PLC	COMMON STOCKS	236,454
PUBLIC SVC ENTERPRISE GRP INC	COMMON STOCKS	842,908

PULSE ELECTRONICS CORP	COMMON STOCKS	3,295
QIHOO 360 TECHNOLOGY LTD ADR	COMMON STOCKS	328,200
QUALCOMM INC	COMMON STOCKS	1,106,325
QUESTCOR PHARMACEUTICALS INC	COMMON STOCKS	174,240
RALPH LAUREN CORP	COMMON STOCKS	810,221
RAYTHEON CO	COMMON STOCKS	1,135,424
RENT A CTR INC	COMMON STOCKS	224,919
REPUBLIC BANCORP INC KY CL A	COMMON STOCKS	141,524
RICHEMONT CIE FINANCIERE SA A	COMMON STOCKS	194,697
ROCHE HLDGS GENUSSSCHEINE	COMMON STOCKS	361,208
ROUNDYS INC	COMMON STOCKS	129,166
RYDER SYSTEM INC	COMMON STOCKS	1,338,517
SANDISK CORPORATION	COMMON STOCKS	1,097,179
SANFILIPPO (JOHN B) & SON INC.	COMMON STOCKS	111,134
SAP AG	COMMON STOCKS	780
SCHOLASTIC CORP	COMMON STOCKS	251,674
SCICLONE PHARMACEUTICALS INC	COMMON STOCKS	105,840
SEGA SAMMY HOLDINGS INC	COMMON STOCKS	162,689
SELECT MEDICAL HLDGS CORP	COMMON STOCKS	235,683
SENECA FOODS CORP CL A	COMMON STOCKS	117,993
SENSATA TECHNOLOGIES HOLDG BV	COMMON STOCKS	220,989
SHIRE PLC	COMMON STOCKS	269,056
SK HYNIX INC	COMMON STOCKS	253,066
SKILLED HEALTHCARE GROUP CL A	COMMON STOCKS	97,359
SKYWEST INC	COMMON STOCKS	274,355
SMITH & WESSON HOLDING CORP	COMMON STOCKS	129,504
SMURFIT KAPPA GROUP PLC (UK)	COMMON STOCKS	239,542
SNAP-ON INCORPORATED	COMMON STOCKS	1,182,707
SOFTBANK CORP	COMMON STOCKS	331,972
SOUTHSIDE BANCSHARES INC	COMMON STOCKS	79,286
SPARTAN STORES INC	COMMON STOCKS	154,421
STAGE STORES INC	COMMON STOCKS	115,544
STANCORP FINL GROUP INC	COMMON STOCKS	251,750
STANDARD MOTOR PRODUCTS INC	COMMON STOCKS	128,800
STARBUCKS CORP	COMMON STOCKS	1,003,392
STARWOOD HTLS & RESRT WRLDWIDE	COMMON STOCKS	1,083,936
STATE STREET CORP	COMMON STOCKS	1,025,844
STEELCASE INC CLASS A	COMMON STOCKS	108,528
STONERIDGE INC	COMMON STOCKS	123,675
STRYKER CORP	COMMON STOCKS	686,550
SUSQUEHANNA BANCSHARES INC PA	COMMON STOCKS	261,936
SYNGENTA AG (SWIT)	COMMON STOCKS	2,881
TAIHEIYO CEMENT CORP	COMMON STOCKS	218,669
TAL INTL GROUP INC	COMMON STOCKS	172,050
TAYLOR WIMPEY PLC	COMMON STOCKS	325,542
TECH DATA CORP	COMMON STOCKS	330,240
TECHTRONIC INDUSTRIES CO LTD	COMMON STOCKS	194,344
TELECOMMUNICATION SYST INC A	COMMON STOCKS	86,304
TELEKOMUNIKASI INDO B (DEMAT)	COMMON STOCKS	647
TENCENT HOLDINGS LIMITED	COMMON STOCKS	350,812
TJX COMPANIES INC NEW	COMMON STOCKS	962,323
TOKYU FUDOSAN HOLDINGS CORP	COMMON STOCKS	222,799
TRAVELERS COMPANIES INC	COMMON STOCKS	1,025,999
TRIPLE-S MANAGEMENT CORP CL B	COMMON STOCKS	118,584
TUTOR PERINI CORP	COMMON STOCKS	289,300
TWENTY FIRST CENTURY FOX CL B	COMMON STOCKS	493,742
TYCO INTL LTD	COMMON STOCKS	332,424
UBS AG (CWT) 2/04/16	COMMON STOCKS	349,181

	UBS AG (REGD)	COMMON STOCKS	247,944
	UBSPHILB (UBS) (CWT) 4/20/2018	COMMON STOCKS	78,182
	UNICREDIT SPA	COMMON STOCKS	448,717
	UNITED ONLINE INC	COMMON STOCKS	38,129
	UNITED PARCEL SERVICE INC CL B	COMMON STOCKS	1,103,340
	USA MOBILITY INC	COMMON STOCKS	141,372
	USANA HEALTH SCIENCES INC	COMMON STOCKS	83,138
	VAALCO ENERGY INC	COMMON STOCKS	194,987
	VALASSIS COMMUNICATIONS INC	COMMON STOCKS	172,924
	VALIDUS HOLDING	COMMON STOCKS	237,711
	VERIZON COMMUNICATIONS INC	COMMON STOCKS	882,210
	VISA INC CL A	COMMON STOCKS	964,872
	VISHAY INTERTECHNOLOGY INC	COMMON STOCKS	326,196
	VONAGE HOLDINGS CORP	COMMON STOCKS	201,465
	WEBSTER FINANCIAL	COMMON STOCKS	199,552
	WELLPOINT INC	COMMON STOCKS	1,067,474
	WELLS FARGO & CO	COMMON STOCKS	1,175,860
	WESTERN REFINING INC	COMMON STOCKS	411,377
	WESTLAKE CHEMICAL CORP	COMMON STOCKS	1,155,515
	WORLD ACCEPTANCE CORP	COMMON STOCKS	131,295
	ZODIAC AEROSPACE	COMMON STOCKS	629,312
			123,556,596

	SSBK STIF	MONEY MARKET	19,982,605
	JP MORGAN US GOVT MM CAP	MONEY MARKET	29,146,897
			49,129,502
*	NOTES RECEIVABLE FROM PARTICIPANTS	Notes receivable from participants (1)	12,388,043
			$1,165,487,045

(1)	Interest rates are between 4.25% - 10.50%. The notes are due at various dates through September 23, 2019.
*	Party-in-interest
**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.
***	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

		By:	/s/ Robert Fishman
Robert Fishman Senior Vice President and Chief Financial Officer NCR Corporation
Date:	June 19, 2014

Exhibit Index

Exhibit No. 23    Consent of PricewaterhouseCoopers LLP